Form 10-K405, Exhibit 13
period 1995-12-31
CENTRAL COAL & COKE CORP
filed 1996-03-29
CIK 18605

[DESCRIPTION]   Selected Consolidated Financial Data



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          1995           1994           1993
                                 _____________  _____________  _____________

Total operating revenue        $ 1,871,467.00   1,091,949.00   729,379.00

Net Earnings                     830,662.00     469,414.00     453,993.00
Net Earnings per common share    2.22           1.26           1.22
Cash dividends per common share  1.85           1.00           1.00
Total Assets                   $ 11,181,546.00  10,741,680.00  10,691,097.00

<CAPTION
Years ended December 31          1992           1991
                                 _____________  _____________

Total operating revenue        $ 525,595.00     665,527.00

Net Earnings                     489,719.00     753,310.00
Net Earnings per common share    1.31           2.02
Cash dividends per common share  1.50           1.75
Total Assets                   $ 10,583,109.00  10,765,554.00

[DESCRIPTION]   Management's Discussion and Analysis


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                          AND RESULTS OF OPERATIONS


     There was no significant change in the financial condition of the Company during 1995, 1994 or 1993, and it continues very strong. The liquidity of the Company continues to be high.

     The results of operations are summarized in the President's Letter to the stockholders. Revenue from oil and gas royalties was down somewhat in 1995 from 1994, but was higher in 1995 and in 1994 than in 1993. The reasons for the decrease in 1995 were lower gas prices and slightly lower production. Revenue from this source was higher in 1995 and 1994 than 1993 due to greater production in the current periods, primarily from three wells on the Company's Texas properties, one of which did not commence production until 1994. Revenue from oil and oil mineral lease rentals and bonuses increased in 1995 over 1994, but 1994 was lower than 1993. The increase in 1995 was due primarily to three new leases entered into during that year generating substantial bonus income, including one fairly sizeable lease on a portion of the Company's Texas property. Also included in revenue from this source during 1995 was substantial rental payment received in 1995 for a lease extension entered into with respect to certain of the Company's property in Vernon Parish, Louisiana. Fewer new leases were entered into in 1994 than in 1993, and less land overall was under lease and subject to rentals in 1994. As described in note 10 to the accompanying consolidated financial statements, the above components to results of operations are characterized as part of the Energy Business Segment and, as is described more fully in note 10, operating income from that segment increased substantially in 1995 over 1994 and 1993.

     Included in revenue for 1995 and 1994, and to a lesser extent in 1993 was income from food sales which increased substantially in 1995 over 1994 and in 1994 over 1993. These revenues resulted from the operation of Beekman's Deli Systems, Limited Liability Company, a limited liability company in which the company is a majority member (hereinafter "Beekman's") which is the successor by statutory merger to a wholly-owned subsidiary of the Company which carried on this business activity in 1994 and 1993. Only one fast-food bagel and delicatessen facility was in operation in early 1994 (that being the one in Athens, Ohio), with a second facility (located in Columbus, Ohio) being opened in the third quarter of 1994, and a third facility (located in State College, Pennsylvania) opening in the third quarter of 1995. The increased number of facilities in operation primarily accounts for the increased revenue in the current periods, over the earlier periods under comparison, with a slight increase in sales volume of existing facilities. As discussed in the President's Letter, new locations are under investigation and it is anticipated that four new facilities will be opened in 1996 which should increase revenue from this Business Segment substantially.

     Revenue from investment income was higher in 1995 than in 1994 and higher in both 1995 and 1994 than in 1993, due to the overall rate of return on investments being higher in the current periods and a somewhat greater amount of funds being invested in the current periods than the earlier periods under comparison. Gain on sale of real estate was higher in 1995 than in 1994, but lower in both of those years than in 1993. This basically reflects the sale of more surface real estate in the higher years, particularly in 1993, due to gain from the sale in that year of substantial surface real estate in Sebastian County, Arkansas. Gain on such sales was nonrecurring income.

     Included in operating expenses are cost of food sales and food operations. Both occur in connection with the fast-food bagel and delicatessen business now being conducted by Beekman's as discussed above. The primary reason for the substantially increased amount of expenditures in these categories in 1995 over the prior two years and in 1994 over 1993 is the same as explained above in connection with revenue from this operation, that during 1994 there was only one facility in operation while two facilities were in operation during all of 1995, and a third facility was opened in the third quarter of 1995. Also contributing to the increased operating expenses in the current periods were increased payments to outside service providers in connection with the bagel and delicatessen business. Contributing to the higher general and administrative expenses in 1995 were professional expenses in connection with the successful resolution of disputes with the Missouri Department of Revenue regarding state income taxes for several years, as is described in note 5 to the consolidated financial statements. Also, in 1993 there was a nonrecurring expense recorded in the form of a write-down in the carrying value of certain coal deposits to their estimated net realizable value based on an independent third party appraisal received during that year which is explained in note 3 to the accompanying consolidated financial statements. Management continues to believe that the carrying amount of coal deposits is recoverable through estimated future cash flows.

     Income taxes were higher in 1995 over 1994 as a result of increased earnings before income taxes. Income taxes were lower in 1994 than 1993 reflecting decreased earnings before income taxes in 1994. The effective tax rate in 1995 was lower due to a reduction of the Company's estimated state income tax accrual as a result of the settlement with the Missouri Department of Revenue. See note 5 to the consolidated financial statements.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of this account change at January 1, 1993 amounted to $20,000 and was recorded as a reduction in net earnings in the consolidated statement of net earnings and retained earnings for 1993. The effect of this accounting change on 1993 net earnings, excluding the cumulative effect at January 1, 1993, was not material. See note 5 to the consolidated financial statements for a more detailed explanation of this accounting change.

     The Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115) on January 1, 1994. The effect on the Company's consolidated financial statements at January 1, 1994 of initially adopting Statement 115 was immaterial. See notes 1 and 5 to the consolidated financial statements for a more detailed explanation of this accounting change

     Because of the nature of the Company's businesses, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. Changes in the price of oil could have a minor impact on the income of the Company. It is too early in the operational life of the fast food bagel and delicatessen business to be able to predict the impact of inflation on it.

     As described in the President's Letter, expansion into new locations of the fast food bagel and delicatessen business is expected and certain expenditures are anticipated in connection with the expansion. The capital commitment of the Company in connection with the opening of the first two facilities described above (Athens, Ohio and Columbus, Ohio) was approximately $220,000 in the aggregate through the end of 1994. The aggregate capital commitment in connection with the facility at State College, Pennsylvania will total approximately $200,000. Other than these capital expenditures, the Company has no specific commitments for material capital expenditures at the present time.

     In addition to the expansion of the fast-food bagel and delicatessen business referred to above, the Company continues to actively seek and evaluate other business opportunities which would result in a more productive deployment of its assets and ultimately increase earnings. Management continues to aggressively pursue development of increased income from its oil and gas and coal properties and to attempt to lease more of its mineral properties in order to generate more rental, bonus and royalty income. During 1995 two significant new oil leases were entered into, one on the Company's Walker County, Texas property and the other on its Arkansas property, together generating an aggregate of approximately $330,000 in bonus income, and a lease extension was entered into with respect to property in Vernon Parish, Louisiana which generated in excess of $90,000 in bonus and rental income in 1995. Also, a methane gas lease was entered into with respect to certain of the Company's real property in Sebastian County, Arkansas which generated a sizeable bonus which was received in early 1996.

     The Company generated increased cash from operating activities in 1995 as a result of higher net income. Significant expenditures of cash in 1995 were for capital expenditures, primarily the Company's new bagel facility in State College, Pennsylvania and for dividends. The Company's dividends per share were $1.85 in 1995 compared to $1.00 per share in 1994 and 1993.

[DESCRIPTION]   Market for Registrant's Common Equity


     The common stock of Central Coal & Coke Corporation is traded over the counter. The approximate number of stockholders of the Company's common stock at December 31, 1995 was 530. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

                                               1995
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 27.00   28.50      .00     .00    $  .00
2nd Quarter                27.50   29.00      .00     .00       .25
3rd Quarter                28.00   30.00      .00     .00       .00
4th Quarter                28.00   33.00      .00     .00      1.60

For Year                 $ 27.00   33.00      .00     .00    $ 1.85

                                               1994
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 26.00   26.00      .00     .00    $  .00
2nd Quarter                26.75   27.27      .00     .00       .50
3rd Quarter                26.75   29.75      .00     .00       .00
4th Quarter                27.00   29.25      .00     .00       .50

For Year                 $ 26.00   29.00      .00     .00    $ 1.00