Form 10-K405, Exhibit 13
period 1996-12-31
CENTRAL COAL & COKE CORP
filed 1997-03-31
CIK 18605

[DESCRIPTION]   Selected Consolidated Financial Data



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          1996          1995           1994
                                 _____________  _____________  _____________

Total operating revenue        $ 2,276,801.00   1,871,467.00   1,091,949.00

Net Earnings                     790,090.00     830,662.00    469,414.00
Net Earnings per common share    2.13           2.22           1.26
Cash dividends per common share  1.85           1.85           1.00
Total Assets                   $ 11,037,478.00  11,181,546.00  10,741,690.00

<CAPTION
Years ended December 31          1993           1992
                                 _____________  _____________

Total operating revenue        $ 729,379.00     525,595.00

Net Earnings                     453,993.00     489,719.00
Net Earnings per common share    1.22           1.31
Cash dividends per common share  1.00           1.50
Total Assets                   $ 10,691,097.00  10,583,109.00

[DESCRIPTION]   Management's Discussion and Analysis

       MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                        & RESULTS OF OPERATIONS


There was no significant change in the financial condition of the Company during 1996, 1995, or 1994, and it continues very strong. The liquidity of the Company continues to be high.

Revenue from oil and gas royalties was up approximately 69% in 1996 over 1995, but was slightly lower in 1995 than in 1994. The reasons for the increase in 1996 were greater production and somewhat higher oil prices, while the decrease in 1995 from 1994 was due to lower gas prices and slightly lower production. Revenue from oil and other mineral lease rentals and bonuses was down significantly in 1996 from 1995, while 1995 and 1996 were both higher than 1994. Revenue from this source was very high in 1995 due to bonuses from four new leases made in 1995, including one fairly sizeable lease on a portion of the Company's Texas property. Also included in revenue from this source during 1995 were substantial rental payments received in 1995 for a lease extension entered into with respect to certain of the Company's property in Vernon Parish, Louisiana. Fewer new leases were entered into in 1996 and 1994 than in 1995. As described in note 10 to the accompanying consolidated financial statements, the above components along with coal royalties, are characterized as part of the Energy Business Segment and as described in more detail in note 10, operating income from that segment increased substantially in 1996 over 1995 and 1994.

Included in revenue for 1996, 1995 and 1994 was income from food sales which increased substantially in 1996 over 1995 and in 1995 over 1994. These revenues resulted from the operation of Beekman's Deli Systems, Limited Liability Company, a limited liability company in which the Company is a majority member (hereinafter "Beekman's"). Only one fast food bagel and delicatessen facility was in operation in early 1994 (that being the one in Athens, Ohio), with a second facility (located in Columbus, Ohio) being opened in the third quarter of 1994, and a third facility (located in State College, Pennsylvania) opening in the third quarter of 1995, and a fourth facility being opened in May of 1996 in an area of San Diego, California known as Pacific Beach. The increased number of facilities in operation primarily accounts for the increased revenue in the current periods, over the earlier periods under comparison. The results of operation of the Pacific Beach location have been disappointing and it is scheduled to be closed upon termination of the Lease as of March 31, 1997. New locations continue to be under investigation, but there are no specific plans for new facilities at this time.

Revenue from investment income was down somewhat in 1996 from 1995 and was higher in 1995 than 1994. The decrease in 1996 was due to a somewhat lower rate of return on investments, and a slightly smaller amount of funds being invested while both the rate of return and amount of funds invested were higher in 1995 than in 1994. Revenue from gain on sale of real estate was down substantially in 1996 from 1995 and 1995 was higher than 1994. This reflects the sale of more surface real estate in 1995 than in either 1996 or 1994. Also contained in this category was a gain from the sale of timber on certain of the Company's real properties in 1995 which did not occur in either 1996 or 1994.

Included in operating expenses are cost of food sales and food operations.
Both occur in connection with the fast-food bagel and delicatessen business now being conducted by Beekman's as discussed above. The primary reason for the increased amount of expenditures in these categories in 1996 over 1995 and 1995 over 1994 is the same as explained above in connection with revenue from this operation, that during the earlier periods under comparison there were fewer facilities in operation than in the more recent periods.

Also contributing to the increased operating expenses in the current periods were increased payments to outside service providers in connection with the bagel and delicatessen business. Contributing to the higher general and administrative expenses in 1995 over both 1996 and 1994 were professional expenses in connection with the successful resolution in 1995 of disputes with the Missouri Department of Revenue regarding state income taxes for several years.

In 1996 Congress passed and President Clinton signed legislation increasing the minimum wage in two increments. Since Beekman's employs a number of workers at the prevailing minimum wage, an increase in labor expense is anticipated, but at this time the Company is unable to predict the effect of this increase on its net income from this operation.

Income taxes were somewhat lower in 1996 than in 1995 as a result of decreased earnings before income taxes, while they were higher in 1995 than in 1994 due to increased earnings before income taxes in 1995. The effective tax rate in 1995 was lower than 1996 and 1994 due to a reduction of $75,000 in the Company's estimated state income tax accrual as a result of the settlement with the Missouri Department of Revenue described above.

Cash flows from operating activities were $257,417, $542,527 and $285,535 for the years ended December 31, 1996, 1995 and 1994, respectively. The decrease in 1996 compared to 1995 is principally attributable to the timing of federal and state income tax payments and tax refunds received in 1995. The increase in 1995 compared to 1994 is principally attributable to tax payments and lower net earnings in 1994.

Cash flows from investing activities provided cash of $1,277,922 in 1996 and used cash of $684,472 and $52,268 in 1995 and 1994, respectively. The changes between years principally reflect the differences in the amount of proceeds from matured/called investment debt securities which were reinvested. In addition, 1995 reflects higher capital expenditures related to the retail food operations. Significant uses of the excess proceeds over the amounts reinvested in debt securities in 1996 included the payment of dividends of $686,475, the purchase of common stock for treasury of $261,331 and an increase in cash and cash equivalents.

Because of the nature of the Company's businesses, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil do have an impact on the income of the Company. Other than the possible impact of the increase of minimum wage discussed above, it is not anticipated that in the foreseeable future inflation will have an impact on the income or expenses of the fast-food bagel and delicatessen business.

Although it has been previously anticipated that the fast-food bagel and delicatessen business would be expanded into additional new locations, the operating results of this venture have been mixed, and the Company is rethinking its strategy. The initial two locations operate profitably, but overall profitability has not been achieved, and the Company may not follow through with the anticipated expansion.

In addition to reevaluating the direction of the fast-food bagel and delicatessen business as described above, the Company does continue to actively seek and evaluate other business opportunities which would result in a more productive deployment of its assets and ultimately increase earnings. Management continues to aggressively pursue development of increased income from its oil and gas and coal properties and to attempt to lease more of its mineral properties in order to generate more rental, bonus and royalty income. During 1995 two significant new oil leases were entered into, one on the Company's Walker County, Texas property and the other on its Arkansas property, together generating an aggregate of approximately $330,000 in bonus income, and a lease extension was entered into with respect to property in Vernon Parish, Louisiana which generated in excess of $90,000 in bonus and rental income in 1995. Three new leases were made in 1996 generating bonus income, including a methane gas lease which was entered into with respect to certain of the Company's real property in Sebastian County, Arkansas which generated a sizeable bonus which was received in early 1996. An additional rental payment was received later in the year in 1996.

The Company's dividends per share was $1.85 in 1996 and the same amount in 1995, compared to a $1.00 per share in 1994.

[DESCRIPTION]   Market for Registrant's Common Equity


     The common stock of Central Coal & Coke Corporation is traded over the counter. The approximate number of stockholders of the Company's common stock at December 31, 1996 was 530. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

                                               1996
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 30.00   30.50      .00     .00    $  .00
2nd Quarter                30.00   30.50      .00     .00       .25
3rd Quarter                31.00   32.00      .00     .00       .00
4th Quarter                30.25   31.00      .00     .00      1.60

For Year                 $ 30.25   31.00      .00     .00    $ 1.85

                                               1995
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 27.00   28.50      .00     .00    $  .00
2nd Quarter                27.50   29.00      .00     .00       .25
3rd Quarter                28.00   30.00      .00     .00       .00
4th Quarter                28.00   33.00      .00     .00      1.60

For Year                 $ 27.00   33.00      .00     .00    $ 1.85