Form 10-K405, Exhibit 13
period 1997-12-31
CENTRAL COAL & COKE CORP
filed 1998-03-31
CIK 18605

[DESCRIPTION]   Selected Consolidated Financial Data



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          1997           1996           1995
                                 _____________  _____________  _____________

Total operating revenue        $  2,008,260.00   2,276,801.00   1,871,467.00

Net Earnings                        777,838.00     790,090.00     830,662.00
Net Earnings per common share             2.15           2.13           2.22
Cash dividends per common share           1.50           1.85           1.85
Total Assets                   $ 11,005,414.00  11,037,478.00  11,181,546.00

<CAPTION
Years ended December 31          1994           1993
                                 _____________  _____________

Total operating revenue        $  1,091,949.00     729,379.00

Net Earnings                        469,414,00     453,993.00
Net Earnings per common share             1.26           1.22
Cash dividends per common share           1.00           1.00
Total Assets                   $ 10,741,690.00  10,691,097.00

[DESCRIPTION]   Management's Discussion and Analysis

       MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                        & RESULTS OF OPERATIONS


There was no significant change in the financial condition of the Company during 1997, 1996, or 1995, and it continues very strong. The liquidity of the Company continues to be high.

Revenue from oil and gas royalties was up approximately 11% in 1997 over 1996, and up approximately 69% in 1996 over 1995. The reasons for the increases in the current periods were greater production and somewhat higher oil prices. Revenue from oil and other mineral lease rentals and bonuses was down substantially in 1997 from 1996, and also down in 1996 from 1995. One component of revenue from this source is bonuses on new mineral leases made, and there was unusually high revenue in 1995 due to four new leases being made in that year, including one fairly sizeable lease on a portion of the Company's Texas property. Also included in revenue from this source during 1995 were substantial rental payments received in 1995 for a lease extension entered into with respect to certain of the Company's property in Vernon Parish, Louisiana. In 1996 and 1997, there were fewer new leases made generating bonus income, and less property in the aggregate was under lease during the current periods resulting in less rental income payments than in the earlier years under comparison. As described in note 1 to the accompanying consolidated financial statements, the above components along with coal royalties are characterized as part of the Energy Business Segment and as described in more detail in note 10, operating revenue from that segment was slightly less in the aggregate in 1997 than in 1996, but higher in both of those years from 1995.

Revenue from food sales decreased in 1997 from 1996 approximately 19%, while increasing in 1996 over 1995 by approximately 28%. Revenue from this source results from the operation of Beekman's Deli Systems, Limited Liability Company, a limited liability company in which the Company is a majority member (hereinafter "Beekman's"). By the end of 1995 there were three fast-food bagel and delicatessen facilities in operation (Athens, Ohio; Columbus, Ohio; and State College, Pennsylvania). A fourth facility was opened in May of 1996 in an area of San Diego, California known as Pacific Beach, however this facility was closed at the end of March, 1997, because of disappointing sales. Thus, fewer facilities were in operation during most of 1997 (three facilities) than in 1996 (four facilities), partially accounting for the reduced sales revenue. Also, sales from the existing facilities did fall somewhat in 1997 as compared to 1996, and this also contributed to the reduction in revenue from this source. Due to the continuing operating losses, the carrying value of the assets of this venture were adjusted as of the end of 1997 as reflected in the accompanying financial statements and Note 1 thereto. At this time the Company has no further expansion plans for this venture.

Revenue from investment income was up approximately 13% in 1997 over 1996, while 1996 investment income was down approximately 10% from 1995. The increase in 1997 over 1996 was due primarily to capital gains realized on sales of equity securities in the current year, partially offset by slightly lower rate of return on temporary fixed income investments during the current year. The decrease in 1996 from 1995 was due to a somewhat lower rate of return on investments, and a slightly smaller amount of funds being invested. Revenue from gain on sales of real estate was approximately the same in 1997 and 1996, but was down substantially in both years from 1995. This reflects the sale of more surface real estate in 1995 than in either 1996 or 1997. Also contained in this category was a gain from the sale of timber on certain of the Company's real properties in 1995 which did not occur in either 1996 or 1997.

Included in operating expenses are cost of food sales and food operations.
Cost of food sales was substantially down in 1997 from 1996, but was up in 1996 over 1995. Cost of food sales is directly related to food sales made which, as explained above, was down in 1997 compared to 1996, but up in 1996 over 1995. Expenses categorized as food operations were also down in 1997 from 1996 and up in 1996 over 1995 primarily because of fewer facilities being operated in 1997 and 1995 than in 1996.

As has been referred to in last year's Annual Report, legislation was passed in 1996 increasing the federal minimum wage. Beekman's employs a number of workers at the prevailing minimum wage, and thus is experiencing somewhat increased labor expenses which has been partially offset by price increases which results in a nominal overall impact on the results of operations.

General and administrative expenses were down approximately 20% in 1997 from 1996 and down approximately 8% in 1996 from 1995. The decrease in 1997 from 1996 was due primarily to reduced payments to outside service providers, particularly in connection with the operation of the bagel and delicatessen business. Contributing to the higher general and administrative expenses in 1995 over both 1996 and 1997 were professional expenses in connection with the successful resolution in 1995 of disputes with the Missouri Department of Revenue regarding state income taxes for several years.

Income taxes were slightly lower in 1997 from 1996 and in 1996 from 1995 as a result of decreased earnings before income taxes. The effective tax rate was slightly higher in 1997 than in 1996, and in both 1997 and 1996 over 1995 due to a reduction of $75,000 in the Company's estimated state income tax accrual as a result of the settlement with the Missouri Department of Revenue in 1995 described above.

In 1997, FASB issued SFAS No. 130 (Reporting Comprehensive Income) and SFAS No. 131 (Disclosures about Segments of an Enterprise and Related Information).
SFAS No. 130 is effective for the period ending March 31, 1998. SFAS No. 131 is effective for the Company's year ending December 31, 1998. These statements expand or modify disclosures and will not affect financial position, results of operations, cash flows or segment reporting.

Cash flows increased both in 1997 and 1996 but the increase was greater during 1996. Both years were higher than 1995 when there was a net use of cash. The most significant component of the change between the years reflects the difference in cash provided by investing activities, specifically differences in the amounts of proceeds from matured/called investment debt securities which were reinvested, and the purchases and sales of equity securities during the year. The change also reflects somewhat lower net earnings in 1997, due in part to the asset impairment charge explained above, and increased payments for the purchase of Treasury Stock. These were partially offset by lower income tax payments in 1997, a decrease in liabilities for deferred oil lease bonuses, and decreased dividend payments.

Because of the nature of the Company's businesses, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil do have an impact on the income of the Company. Other than the possible impact of the further increases of minimum wage discussed above, it is not anticipated that in the foreseeable future inflation will have an impact on the income or expenses of the fast-food bagel and delicatessen business.

As the year 2000 approaches, an issue has emerged regarding how existing application software programs and operating systems can accommodate this date. Based on information currently available, management does not anticipate that the Company will incur significant operating expenses or be required to incur material costs to be year 2000 compliant. In addition, the Company has relationships with third parties that have a computer system that may not be year 2000 compliant. To the extent the Company's or such third parties' system are not fully year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results of operations, or business prospects, but given the nature of the Company's activities, this is not anticipated.

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

The Company's cash dividends per share was $1.50 in 1997 and $1.85 in 1996 and 1995.

[DESCRIPTION]   Market for Registrant's Common Equity


     The common stock of Central Coal & Coke Corporation is traded over the counter. The approximate number of stockholders of the Company's common stock at December 31, 1997 was 530. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

                                               1997
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 30.25   31.00      .00     .00    $  .00
2nd Quarter                30.00   30.25      .00     .00       .50
3rd Quarter                29.00   32.00      .00     .00       .00
4th Quarter                29.50   30.50      .00     .00      1.00

For Year                 $ 29.00   32.00      .00     .00    $ 1.50

                                               1996
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 30.00   30.50      .00     .00    $  .00
2nd Quarter                30.00   30.50      .00     .00       .25
3rd Quarter                31.00   32.00      .00     .00       .00
4th Quarter                30.25   31.00      .00     .00      1.60

For Year                 $ 30.25   31.00      .00     .00    $ 1.85