Form 10-K, Exhibit 13
period 1998-12-31
CENTRAL COAL & COKE CORP
filed 1999-03-31
CIK 18605

[DESCRIPTION]   Selected Consolidated Financial Data



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          1998           1997           1996
                                 _____________  _____________  _____________

Total operating revenue        $    590,173.00   1,106,425.00   1,159,008.00

Net Earnings                        517,419.00     777,838.00     790,090.00
Net Earnings per common share             1.45           2.15           2.13
Cash dividends per common share            .50           1.50           1.85
Total Assets                   $ 11,583,087.00  11,005,414.00  11,037,478.00

<CAPTION
Years ended December 31          1995           1994
                                 _____________  _____________

Total operating revenue        $  1,871,476.00   1,091,949.00

Net Earnings                        830,662.00     469,414.00
Net Earnings per common share             2.22           1.26
Cash dividends per common share           1.85           1.00
Total Assets                   $ 11,181,546.00  10,741,680.00

[DESCRIPTION]   Management's Discussion and Analysis

       MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                        & RESULTS OF OPERATIONS


     There was no significant change in the financial condition of the Company during 1998, 1997, or 1996, and it continues very strong. The liquidity of the Company continues to be high.

     Revenue from oil and gas royalties was down substantially in 1998 from 1997 while increasing somewhat in 1997 over 1996. The decreased revenue in 1998 was due to low oil prices and reduced production, while the 1997 increase over 1996 was due to greater production and somewhat higher oil prices in 1997 than in 1996. Revenue from oil and other mineral lease rentals and bonuses was down in 1998 from 1997 and also down in 1997 from 1996. In each case the revenue from this source was greater in the earlier period under comparison because more new leases with income recognizable during that year were made than in the subsequent year.

     Revenue from investment income was down approximately 24% in 1998 from 1997 while increasing approximately 13% in 1997 over 1996. The increase in 1997 over 1996 was due primarily to capital gains realized on sales of equities in the later year, partially offset by slightly lower rate of return on temporary fixed income investments during that year. The decrease in 1998 from 1997 was due primarily to lower capital gains income in 1998 and some variations in rates of return on temporary fixed income investments. Additionally, in the category of non- operating income, gain on sales of real estate increased substantially in 1998 over 1997 and increased slightly in 1997 over 1996. These increases in the current years under comparison reflect more surface land being sold in the current period than in the previous period under comparison.

     General and administrative expenses were down approximately 20% in 1998 from 1997 and by approximately the same percentage in 1997 from 1996. The decrease in 1998 reflects reduced payments to outside service providers.
Also these expenses were down in 1997 from 1996 for the same reason. Additionally, reduced state franchise tax expenses in 1998 contributed to the decrease in that year.

     As shown in Note 5 to the accompanying Consolidated Financial Statements income taxes on income from continuing operations decreased in 1998 from 1997 while 1997 was higher than 1996. This results from decreased earnings before income taxes. The effective tax rate was somewhat higher in 1998 than in 1997 and higher in both 1998 and 1997 than in 1996 due to a smaller proportion of net income being from income from oil and gas and coal royalties subject to deductions for depletion in the more recent years under comparison.

     The accompanying Consolidated Statement of Earnings shows loss from operations of discontinued food operations in each of the three years and a gain in 1998 on disposal of food operations. Revenue from food sales resulted from the operation of Beekman's Deli Systems, Limited Liability Company, a limited liability company in which the Company is a majority member (hereinafter "Beekman's"). Beekman's operated fast food bagel and delicatessen facilities in four different locations. Sales and profitability of this operation were disappointing, and one facility had been closed in March of 1997 and that lease terminated, and a second facility closed effective July 1, 1998, with the premises being subleased to another party. The assets of the final two facilities (facilities located at Athens, Ohio and Columbus, Ohio) were sold to an unrelated party and the respective leases assigned effective September 1, 1998, and Beekman's now has no active business operations. As a result of the disposal of assets of the final two operations as described above, after recognition of the substantial earlier losses shown and a write-down of the carrying value of the assets of this venture in 1997 for book purposes, the Company realized a nominal gain on the sale of assets, and that gain is reflected in the item captioned "Gain on Disposal of Food Operations" under discontinued operations for 1998. The losses sustained during each of the three years under comparison contributed substantially to the lower net earnings of the Company in each of the three years.

     Cash flows increased in 1998, 1997 and 1996 but the increase was significantly greater in 1996 than in the other two years under comparison. The most significant component of the changes between the years reflects the difference in cash provided by investment activities, specifically differences in the amounts of proceeds from matured/called investment debt securities which were reinvested, and the purchases and sales of equity securities during each of the respective years. The changes also reflect materially lower net earnings in 1998 and less adjustment to net earnings from depletion in 1998 than in the other two years under comparison. These factors were partially offset in the current periods under comparison by an increase of liabilities for deferred oil lease bonuses, reduced dividend payments, reduced purchases of treasury stock, and lower income tax payments.

     Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of continuing low activity of coal extraction and because the Company's existing coal leases have fixed price per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil do have an impact on the income of the Company, and at times it can be dramatic. Recently however, instead of rising prices of oil, the price of oil has decreased which as mentioned above has had a negative effect on revenue from oil and gas royalties and ultimately the net earnings of the Company.

     On January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. As described more fully in
Note 1 to the accompanying Consolidated Financial Statements SFAS No. 130 requires only additional disclosures in the consolidated financial statements and does not affect the Company's financial position or results of operations.

     Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,(Statement 133) was issued by the Financial Accounting Standards Board in June, 1998. Statement 133 standardizes the accounting for derivative instruments. Under the standard entities are required to carry all derivative instruments in the statement of financial position at fair value. The Company must adopt Statement 133 by January 1, 2000; however, early adoption is permitted. On adoption, the provisions of Statement 133 must be applied prospectively. The Company anticipates that the adoption of Statement 133 will not have a material impact on its financial position or results of operations.

     The Company paid cash dividends in the amount of fifty cents per share in 1998, and $1.50 per share in 1997, and $1.85 per share in 1996. The Company's Board of Directors determined in 1998 to reduce dividends, due to decreased earnings in that year and a desire to retain liquidity for future internal capital growth.

     As the year 2000 approaches, issues have emerged regarding how existing computer application software programs and operating systems can accommodate this date because certain computer programs being utilized use two digits rather than four digits to define the applicable year. As a result, it is possible that computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which in turn, could result in system failure or miscalculations causing disruptions to the operation of the business of the Company or its suppliers and customers. Management of the Company is confident that its state of readiness with respect to this matter is high. The Company utilizes only one stand alone personal computer in the administration of its business operations and internal accounting, and it is not anticipated that any significant modifications or upgrades will be necessary to its existing computer hardware or software. However, the cost to address the Company's own Year 2000 issues would not be material even if it would become necessary to replace the entire hardware and software currently utilized, as this could be done for less than $5,000. However, the Company has relationships with third parties that utilize computer systems that may not be Year 2000 compliant. Thus, there is a possible risk that to the extent such third parties' systems are not fully Year 2000 compliant, there could be potential systems interruptions causing disruptions in operations of such third parties which could in turn effect normal business activities of the Company. Given the nature of the Company's business activities, Management does not anticipate that there will be any such potential systems interruptions of third parties which would create a material adverse effect on the Company's business, financial condition, results of operation or business prospects. The foregoing may constitute "forward looking statements" about matters that are inherently difficult to predict. These statements include statements regarding the intent, belief or current expectations of the Company and its Management. Some of the important factors that affect these statements have been described above, but such forward looking statements involve risks and uncertainties that may possibly affect future developments, such as the ability to deal with the year 2000 problems experienced by third parties with whom the Company does business and over which it has no control. If modifications and conversions required by third parties to make their computer systems Year 2000 compliant are not made or are not completed on a timely basis, the resulting problems could have a material impact on the operations of the Company, even though not presently anticipated. The Company has not, to date, implemented a Year 2000 Contingency Plan. As reported above, it is not anticipated that compliance will create any systems interruptions or material cost to the Company. If conditions develop as a result of failure of third parties to be Year 2000 compliant on a timely basis, the Company may hereafter need to develop a Contingency Plan, such as changing third parties with whom it does business, but that is not currently contemplated.

The Company has no specific commitment for material capital expenditures at the present time. Management continues to actively pursue other business opportunities which will result in a more productive deployment of its assets and ultimately increase earnings. Management continues to aggressively pursue

[DESCRIPTION]   Market for Registrant's Common Equity


     The common stock of Central Coal & Coke Corporation is traded over the counter. The approximate number of stockholders of the Company's common stock at December 31, 1998 was 400. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

                                               1998
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 31.25   31.50      .00     .00    $  .00
2nd Quarter                31.00   32.75      .00     .00       .50
3rd Quarter                30.75   31.50      .00     .00       .00
4th Quarter                30.50   31.50      .00     .00       .00

For Year                 $ 30.50   32.75      .00     .00    $  .50

                                               1997
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 30.25   31.00      .00     .00    $  .00
2nd Quarter                30.00   30.25      .00     .00       .50
3rd Quarter                29.00   32.00      .00     .00       .00
4th Quarter                29.50   30.50      .00     .00      1.00

For Year                 $ 29.00   32.00      .00     .00    $ 1.50