Form 10-K, Exhibit 13
period 1999-12-31
CENTRAL COAL & COKE CORP
filed 2000-03-31
CIK 18605

[DESCRIPTION]   Selected Consolidated Financial Data



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          1999           1998           1997
                                 _____________  _____________  _____________

Total operating revenue        $    615,875.00     590,173.00   1,106,425.00

Net Earnings                        651,010.00     517,419.00     777,838.00
Net Earnings per common share             1.84           1.45           2.15
Cash dividends per common share           1.25            .50           1.50
Total Assets                   $ 12,272,117.00  11,583,087.00  11,005,414.00

<CAPTION
Years ended December 31          1996           1995
                                 _____________  _____________

Total operating revenue        $  1,159,008.00   1,871,476.00

Net Earnings                        790,090.00     830,662.00
Net Earnings per common share             2.13           2.22
Cash dividends per common share           1.85           1.85
Total Assets                   $ 11,037,478.00  11,181,546.00

[DESCRIPTION]   Management's Discussion and Analysis

       MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                        & RESULTS OF OPERATIONS


     There was no significant change in the financial condition of the Company during 1999, 1998, or 1997, and it continues very strong. The liquidity of the Company continues to be high as is evidenced by a very favorable ratio of current assets to current liabilities and a significant portion of the Company's net worth being represented by liquid assets. On March 6, 2000 the Company consummated the resolution of litigation and other disputed with former director Beekman Winthrop and other stockholders as described in the President's Letter contained in this Annual Report pursuant to an agreement of Settlement and Release executed by all parties, including the Company, on February
29, 2000. The terms of the settlement included the purchase by the Company of all stock in the Company owned by the plaintiffs, totaling 97,231 shares for a purchase price of $33.50 per share, or aggregate consideration of $3,257,238.50, which the Board of Directors of the Company after careful consideration concluded was a fair price under the circumstances based upon a review of the Company's financial statements and considering the costs and risks of continued litigation. The source of the funds used was available liquid assets of the Company previously invested in U.S. Government Agency obligations. The liquidity of the Company was somewhat reduced by this transaction (which was consummated after close of the fiscal year reported in the accompanying Consolidated Financial Statements), but overall the Company continues to enjoy very high liquidity with a continued favorable ratio of current assets to current liabilities and a significant portion of its net worth being represented by liquid assets.

     Total operating revenue was up somewhat in 1999 over 1998 while down significantly in 1998 and 1999 from 1997. The principal component in these changes is revenue from oil and gas royalties which were higher in 1999 than in 1998, but still down considerably in both years from 1997. The increase in 1999 was due to a material increase in oil prices during the course of the year coupled with somewhat increased production. Correspondingly,, oil prices and production were higher in 1997 than in the succeeding two years. Revenues form oil and other mineral lease rentals and bonuses was lower in 1999 and 1998 than in 1997 because more new leases with income recognizable in 1997 were made during 1997 than were made in subsequent two years.


     With respect to non-operating income, revenue from investment income increased significantly in 1999 over both 1998 and 1997, but with 1997 being higher than 1998. The reason for the increase in 1999 was primarily increased capital gains realized on sales of equities during the year, reduced by slightly lower rated of return on temporary fixed income investments during the year. Revenue from gain on sales of real estate was significantly higher in 1998 than in either 1999 of 1997 because there was substantially more surface land sold during 1998 than in 1999 or 1997.

     General and administrative expenses were up significantly in 1999 from 1998 or 1997. The increase in the current year was primarily attributable to significant fees paid to outside service providers during 1999, particularly to financial advisers and appraisers of the Company's real estate and mineral assets, and legal fees incurred in connection with the litigation described in the President's Letter in this Annual Report. Additionally, reduced state franchise tax expense in 1998 contributed to the decrease that year.

     As shown in Note 5 to the accompanying Consolidated Financial Statements income taxes were down in 1999 from 1998, and also down considerably in 1998 from 1997. The decreases in the current years were primarily due to decreased earnings before income taxes. The effective tax rate was lower in 1999 than in either 1998 or 1997, reflecting to a certain extent reduced state income taxes.

     The accompanying Consolidated Statement of Earnings shows a loss from operations of discontinued food operations in 1998 and 1997, and no gain of loss from that category in 1999. Losses from that source in the earlier years resulted from the operations of Beekman's Deli Systems, Limited Liability Company, a limited liability company in which the Company is a majority member (hereinafter "Beekman's"). Beekman's operated fast food bagel and delicatessen facilities in four different locations throughout the country; however, sales and profitability of this operation were disappointing, and all of the operations were terminated by September 1, 1998, and Beekman's now has no active operations. As is described in more detail in Note 9 to the accompanying Consolidated Financial Statements, as a result of the operation in the first nine months of 1998 and in 1997. losses were incurred, however since the operations were terminated later in the year 1998, there were no activities in 1999, and thus no income or loss during that later year.
As a result of the disposal of assets in 1998 as described above, after recognition of the substantial earlier losses a write down of the carrying value of the assets of this venture in 1997 for book purposes, the Company realized a nominal gain on the sale of assets, and that gain is reflected in the item captioned "Gain on Disposal of Food Operations" under discontinued operations for 1998. One reason for the improvement in net earnings in 1999 from 1998 is that the Company did not sustain losses from this operation in 1999.

     There was a substantial increase in cash and cash equivalents in 1999, 1998 and 1997 but the increase was substantially greater in 1999 than in the other two years under comparison. The most significant component of the change between the years reflects the difference in cash provided by investment activities, specifically differences in the amounts of proceeds from sales of equity securities during each to respective years, and also decreasd deferred oil lease bonuses in 1999. he changes also reflect increased net earnings in 1999 over 1998 and materially higher net earnings in 1997 than in either of the other two years under comparison and greater adjustment to net earnings from depletion from 1997 than in the other two years. Also contributing to the changes were proceeds from the sale of the subsidiary's operation in 1998, a decrease in the proceeds from the sale of land in 1999, and increased dividend payments and purchases of treasury stock in 1999 over 1998 while cash payments for the latter two years were greater in 1997 than in either of the other two years under comparison.

     Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of continuing low activity of coal extraction and because the Company's existing coal leases have fixed price per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil do have an impact on the income of the Company, and at times it can be dramatic. The rising price of oil contributed to increased revenue from that source while the relatively low price of oil in 1998 contributed to reduced revenue from oil royalties in that year compared to both 1999 and 1997 when prices were higher.

     Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,(Statement 133) was issued by the Financial Accounting Standards Board in June, 1998. Statement 133 standardizes the accounting for derivative instruments. Under the standard entities are required to carry all derivative instruments in the statement of financial position at fair value. The Company must adopt Statement 133 by July 1, 2000. On adoption, the provisions of SFAS No. 133 will not have a material impact on its financial position or results of operations.

     Concerning quantitative and qualitative disclosures concerning market risk exposures of the Company relate to changes in interest rates, changes in equity security prices, and changes in certain commodity prices. The Company's exposure to market risk for changes in interest rates related solely to its fixed income investment portfolio which consists of U.S. government agency securities. All such securities are held-to-maturity and have original maturities of less than one year. The Company does not use derivative financial instruments to hedge interest rates on its fixed income investment securities. The Company's exposure to market risk for changes in equity security prices relates solely to its marketable equity investment portfolio which consists primarily of common stocks of domestic, publicly held enterprises. The Company periodically enters into equity option contacts on a limited basis primarily relating to marketable securities held in its investment portfolio. At December
31, 1999 the Company held 78 option contracts with a short position relating primarily to marketable equity securities held by it. The fair value of option contracts at December 31, 1999 was approximately $25,447.
The Company's exposure to market risk for changes in commodity prices relates to changes in the prices of coal, oil an natural gas and the effect thereof on its royalties and rental relating to coal deposits and mineral rights as discussed above. The Company does not use derivative commodity instruments to hedge its commodity risk exposure.

     The Company paid cash dividends in the amount of $1.25 per share in 1999, and fifty cents per share in 1998, and $1.50 per share in 1997. As stated in the President's letter to this report, the Board of Directors of the Company has reinstated the semi-annual dividend, reflecting the traditional dividend payments of the past.


     As contemplated in prior reports, the Company did not experience any system interruptions of its operation or the operations of third parties with which it does business affecting the Company's operations from the commencement of the year 2000 with respect to the utilization of existing computer application software programs and operating systems.

     The Company has no specific commitment for material capital expenditures at the present time. Management continues to actively pursue other business opportunities which will result in a more productive deployment of its assets and ultimately increase earnings. During the last year the Company reviewed one possible business acquisition opportunity in depth, but subsequently declined it as not suitable at the present time. Management continues to aggressively pursue development of increased income from its oil and gas and coal properties and to attempt to lease more of its mineral properties in order t generate more rental, bouns and royalty income. Three new oil and gas leases were entered into in 1998 on the Company's property in Sebastian County, Arkansas and there is currently gas production under all three leases. Two new oil and gas leases were made in 1999, one in Pittsburgh County, Oklahoma and another in Sebastian
County, Arkansas. Small bonuses were received at the time each was entered into.

[DESCRIPTION]   Market for Registrant's Common Equity


     The common stock of Central Coal & Coke Corporation is traded over the counter. The approximate number of stockholders of the Company's common stock at December 31, 1998 was 400. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

                                               1999
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 30.25   30.25      .00     .00    $  .00
2nd Quarter                30.25   31.00      .00     .00       .50
3rd Quarter                30.25   31.50      .00     .00       .00
4th Quarter                29.00   30.50      .00     .00       .00

For Year                 $ 29.00   31.50      .00     .00    $ 1.25

                                               1998
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 31.25   31.50      .00     .00    $  .00
2nd Quarter                31.00   32.75      .00     .00       .50
3rd Quarter                30.75   31.50      .00     .00       .00
4th Quarter                30.50   31.50      .00     .00      1.00

For Year                 $ 30.50   32.75      .00     .00    $  .50