Form 10-K/A, Exhibit 13
period 1999-12-31
CENTRAL COAL & COKE CORP
filed 2000-04-05
CIK 18605

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

[DESCRIPTION]   Market for Registrant's Common Equity


     The common stock of Central Coal & Coke Corporation is traded over the counter. The approximate number of stockholders of the Company's common stock at December 31, 1998 was 400. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

                                               1999
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 30.25   30.25      .00     .00    $  .00
2nd Quarter                30.25   31.00      .00     .00       .50
3rd Quarter                30.25   31.50      .00     .00       .00
4th Quarter                29.00   30.50      .00     .00       .75

For Year                 $ 29.00   31.50      .00     .00    $ 1.25

                                               1998
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 31.25   31.50      .00     .00    $  .00
2nd Quarter                31.00   32.75      .00     .00       .50
3rd Quarter                30.75   31.50      .00     .00       .00
4th Quarter                30.50   31.50      .00     .00       .00

For Year                 $ 30.50   32.75      .00     .00    $  .50