Form 10-K, Exhibit 13
period 2000-12-31
CENTRAL NATURAL RESOURCES INC
filed 2001-03-30
CIK 18605

[DESCRIPTION]  Selected Consolidated Financial Data



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          2000           1999           1998
                                 _____________  _____________  _____________

Total operating revenue        $    741,489.00    615,875.00      590,173.00

Net Earnings                        856,581.00     651,010.00     517,419.00
Net Earnings per common share             1.58           0.92           0.73
Cash dividends per common share           0.88            .63           0.25
Total Assets                   $  8,584,503.00  12,272,117.00  11,583,087.00

<CAPTION
Years ended December 31          1997           1996
                                 _____________  _____________

Total operating revenue        $  1,106,425.00   1,159,008.00

Net Earnings                        777,838.00     790,090.00
Net Earnings per common share             1.80           1.07
Cash dividends per common share           0.75           0.93
Total Assets                   $ 11,005,414.00  11,037,478.00

[DESCRIPTION]   Management's Discussion and Analysis

       MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                        & RESULTS OF OPERATIONS


    The financial condition of the Company continued very strong during 2000, as it was in 1999 and 1998. The liquidity of the Company continues to be high, as is evidenced by a favorable ratio of current assets to current liabilities, and the fact that a significant portion of the Company's net worth is represented by liquid assets. During the first quarter of 2000, the Company consummated the resolution of litigation and other disputes with former Director Beekman Winthrop and other Stockholders as described in prior reports, pursuant to an Agreement of Settlement and Release executed by all parties, including the Company, on February 29, 2000. The terms of the settlement included the purchase by the Company of all stock of the Company owned by the plaintiffs totaling 97,231 shares, for a purchase of $33.50 per share, or aggregate consideration of $3,257,238.50 which the Board of Directors of the Company, after careful consideration, concluded was a fair price under the circumstances based upon a review of the Company's financial condition and considering the costs and risks of continued litigation.
The source of funds used were available liquid assets of the Company previously invested in U. S. Government Agency obligations. The liquidity of the Company was somewhat reduced as a result of this transaction, but overall the Company continues to enjoy very high liquidity, with current assets greatly exceeding current liabilities and a significant portion of its net worth being represented by liquid assets.

   Total operating revenue was up approximately 20% in 2000 over 1999, and was up slightly in 1999 over 1998. In both cases the increases were due primarily to substantially increased revenues from oil and gas royalties. The increases in each current period under comparison were due to material increases in the price of oil and gas during the current periods over the prior periods, coupled with increased production. Revenue from oil and other mineral lease rentals and bonuses was down materially in 2000 from 1999 because there were fewer new leases made in the current period with income recognizable in that period.

    Nonoperating income was up significantly in 2000 over 1999 and also up in 1999 over 1998. The increases in the current periods under comparison were due primarily to increased investment income resulting from increased capital gains realized on sales of equity securities during the current periods, and somewhat higher rates of return on temporary fixed income investments during the year 2000, partially offset by the reduced size of the portfolio of fixed income investments during the current period, due to the sizeable redemption of treasury stock in early 2000 described above. The increase in nonoperating income during the current periods was also partially offset by decreased gain on sales of real estate in 2000 from 1999 and in 1999 compared to 1998, with the decreases in each current period under comparison occurring because of less excess surface land being sold in the current periods.

    General and administrative expenses were down somewhat in the year 2000 from 1999 but up significantly in 1999 over 1998. Those expenses were higher in 1999 than either of the other two years under comparison because of higher expenses incurred during 1999 due to significant fees paid to outside service providers, particularly legal fees in connection with the litigation resulting in the stock redemption described above and also fees paid to financial advisers and appraisers of the Company's real estate and mineral assets. Also, reduced state franchise tax expense in 1998 contributed to a lower amount of such expenses for that year.

    As shown in Note 5 to the accompanying Consolidated Financial
Statements, income taxes were up significantly in 2000 over the years 1999 and 1998, but with that expense item in 1998 exceeding 1999. The increase in 2000 over the other two years under comparison was primarily due to increased earnings before income taxes.

    The accompanying Consolidated Statements of Earnings shows a loss from operations of discontinued food operations in 1998, and no gain or loss from that category in 1999 or 2000. Losses from that source in the earlier year resulted from the operations of Beekman's Deli Systems, Limited Liability Company, a limited liability company in which the Company is a majority member (hereinafter "Beekman's"). Beekman's operated fast food bagel and delicatessen facilities in four different locations throughout the country; however, sales and profitability of this operation were disappointing and all of the operations were terminated by September 1, 1998 and since then Beekman's has had no active operations. As is described in more detail in Note 8 to the accompanying Consolidated Financial Statements, as a result of the operations during 1998, losses were incurred in that year, however since the operations were terminated later in that year, there were no activities in 1999 or later years, and thus no income or loss during those later years. As a result of the disposal of assets in 1998 as described above, after recognition of the substantial earlier losses and a write-down of the carrying value of the assets of this venture in 1997 for book purposes, the Company realized a nominal gain on the sale of assets, and that gain is reflected in the item captioned "Gain on Disposal of Food Operations" under discontinued operations for 1998.
One reason for the improvement in net earnings in 2000 and 1999 from 1998 is that the Company did not sustain losses from this operation in the later years.

    There was a net decrease in cash and cash equivalents in 2000 and an increase in cash and cash equivalents in 1999 and 1998. The most significant component of the changes between the years reflects the difference in cash provided by investment activities, specifically differences in the amount of proceeds from sale of equity securities and purchases of equity securities during each such period, differences in the amount of proceeds from matured/called investment debt securities which were reinvested, the purchase of other investments during the current year, and decreased proceeds from sales of land, somewhat offset by significantly higher net earnings in the current periods under comparison and decreased deferred oil lease bonuses in the current periods. There was a significant cash expenditure in the first quarter of 2000 with respect to the treasury stock purchase described above, offset by proceeds from the sale of investment debt securities. Cash used in the payment of dividends was approximately the same in 2000 and 1999, even though there were fewer shares outstanding in 2000 due to the redemption of treasury stock described above because the per share dividends paid in 2000 were greater than in 1999 as discussed below. Dividends paid in 1998 were significantly less than either of the other two years under comparison because the per share dividends paid during that year were less. Additional cash was received by the Company in 2000 as proceeds from the exercise of stock options by a member of the Board of Directors who received options under the Director Non-qualified Stock Option Plan approved by the Stockholders in April of 1995.

    Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of the continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil do have an impact on the income of the Company, and at times it can be dramatic. The continuing rise in the price of oil in 2000 over 1999, and in 1999 over 1998 contributed to increased revenue from that source. Continuing rise in gas prices could contribute to increased revenue from that source in the future.

    Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued by the Financial Accounting Standards Board in June, 1998. SFAS No. 133 standardizes the accounting for derivative instruments. Under the Statement, entities are required to carry all derivative instruments in the statement of financial condition at fair value. The Company was required to adopt SFAS No. 133 as amended by January 1, 2001. The adoption of SFAS No. 133 will not have a material impact on the financial position or results of operations of the Company.

    Concerning quantitative and qualitative disclosures concerning market risk, the primary market risk exposures of the Company relate to changes in interest rates, changes in equity security prices, and changes in certain commodity prices. The Company's exposure to market risk for changes in interest rates relates solely to its fixed income investment portfolio which consists of U. S. Government Agency securities. All such securities are held-to-maturity and have original maturities of less than one year. The Company does not use derivative financial instruments to hedge interest rates on its fixed income investment securities. The Company's exposure to market risk for changes in equity security prices relates solely to its marketable equity investment portfolio which consists primarily of common stocks of domestic, publicly held enterprises. The Company's exposure to market risk for changes in commodity prices relates to changes in the prices of coal, oil and natural gas and the effect thereof on its royalties and rentals relating to coal deposits and mineral rights as discussed above. The Company does not use derivative commodity instruments to hedge its commodity risk exposure.

    As described in detail to the President's Letter to this report, and in Note 12 to the accompanying Consolidated Financial Statements, the Board of Directors in January of 2001 declared a one share for one share stock dividend which was distributed on February 13, 2001 to Stockholders of record on January 29, 2001. All per share and share data in the Consolidated Financial Statements accompanying this report, and related notes, have been restated to reflect the stock dividend for all periods presented. The Company paid cash dividends of $0.50 per share in 1998 (restated to $0.25 per share after the stock dividend), $1.25 per share in 1999 (restated to $0.625 per share after the stock dividend) and $1.75 per share for 2000 (restated to $0.875 per share after the stock dividend). As stated in the President's Letter to this report, the Board of Directors of the Company has stated its present intention to continue paying a regular quarterly dividend of $0.25 per share (after giving effect to the stock dividend) should the operating results and financial condition of the Company continue to justify it.

    As contemplated in prior reports, the Company has not experienced any systems interruptions of its operations or the operations of third parties with which it does business affecting the Company's operations from the commencement of year 2000 with respect to the utilization of existing computer application software programs and operating systems.

    The Company has no specific commitment for material capital expenditures at the present time. Management does, however, continue to actively pursue other business opportunities which may result in a more productive deployment of its assets and ultimately increase earnings. During the last year, the Company reviewed three possible business acquisition opportunities in depth. One potential acquisition was declined as not suitable at the present time, and the other two opportunities continue to be investigated, but no firm decision on these acquisitions has been made as yet. Management also continues to aggressively pursue development of increased income from its oil and gas properties and to attempt to lease more of its mineral properties in order to generate more rental, bonus and royalty income. Three new oil and gas leases were entered into in 1998 on the Company's property in Sebastian County, Arkansas and there is currently gas production under all three leases. Two new oil and gas leases were made in 1999, one in Pittsburg County, Oklahoma and another in Sebastian County, Arkansas. During the year 2000, three new oil and gas leases were made-one in San Jacinto County, Texas, one in Sebastian County, Arkansas, and one in Craig County, Oklahoma. Small bonuses were received at the time each lease was entered into.

    This Management's Discussion & Analysis of Financial Condition & Results of Operations and other sections of this report contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the business segments in which the Company operates, management's beliefs, and assumptions made by management. These and other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

[DESCRIPTION]   Market for Registrant's Common Equity


    The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

                                               2000
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 14.50   17.00      .00     .00    $  .00
2nd Quarter                14.50   16.50      .00     .00       .25
3rd Quarter                13.63   15.50      .00     .00       .00
4th Quarter                14.00   16.00      .00     .00       .625

For Year                 $ 13.63   17.00      .00     .00    $  .875

                                               1999
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 15.13   15.13      .00     .00    $  .00
2nd Quarter                15.13   15.50      .00     .00       .25
3rd Quarter                15.13   15.75      .00     .00       .00
4th Quarter                14.50   15.25      .00     .00       .375

For Year                 $ 14.50   15.75      .00     .00    $  .625