Form 10-K405, Exhibit 13
period 2001-12-31
CENTRAL NATURAL RESOURCES INC
filed 2002-03-22
CIK 18605



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          2001           2000           1999
                                 _____________  _____________  _____________

Total operating revenue        $    769,099.00    741,489.00      615,875.00

Net Earnings                        246,296.00     856,581.00     651,010.00
Net Earnings per common share             0.49           1.58           0.92
Cash dividends per common share           0.88            .88           0.63
Total Assets                   $  8,039,160.00   8,584,503.00  12,272,117.00

<CAPTION
Years ended December 31          1998           1997
                                 _____________  _____________

Total operating revenue        $    590,173.00   1,106,425.00

Net Earnings                        517,419.00     777,838.00
Net Earnings per common share             0.73           1.80
Cash dividends per common share           0.25           0.75
Total Assets                   $ 11,583,087.00  11,005,414.00

       MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                        & RESULTS OF OPERATIONS



Results of Operations

    Total operating revenue was up slightly in 2001 over 2000 and up significantly in 2000 over 1999. In both cases the increases were due primarily to increased revenues from oil and gas royalties which, in turn, were due to material increases in the price of oil and gas during the current periods over the prior periods, coupled with increased production. Revenue from this source may be positively impacted in the future, as a lessee has completed drilling operations and commenced production of coal bed methane gas from certain of the Company's coal properties located in Sebastian County, Arkansas. Although results of test drillings were apparently promising, production has only recently begun. Accordingly, the level of commercial production on an ongoing basis is uncertain at this time, and should positive results be achieved in the commercial production of coal bed methane gas under this lease, it may very well be some time, perhaps even a number of years, before the Company realizes material royalty income from this source. Further, the amount of revenue ultimately received from this source will be subject to the uncertainties of price fluctuations in the market price of natural gas. Revenue from oil and other mineral lease rentals and bonuses was down in 2001 from 2000, and was also down in 2000 from 1999, because there were fewer new leases made in the current periods with income recognizable in those periods.

    Nonoperating income was down substantially in 2001 from 2000, while being up in 2000 over 1999. The increases in 2000 over 1999 were due primarily to increased investment income resulting from increased capital gains realized on sales of equity securities during 2000, and somewhat higher rates of return on temporary fixed income investments during that year, partially offset by the reduced size of the portfolio of fixed income investments during that year, due in part to the expenditure of invested cash for a sizeable redemption of treasury stock in early 2000 described below. The decrease in nonoperating income in 2001 from 2000 resulted from lower capital gain income being realized on the sale of equity securities in the current year, somewhat lower rates of return on temporary fixed income investments, and the reduced size of the portfolio of fixed income investments during the current year. Additionally, as described in Note (2) to the accompanying consolidated financial statements, the Company recognized impairment charges during 2001 reflecting a write down in the carrying value of certain securities because decreases in current market values of those securities have been deemed by Management to be other than temporary. There is a deferred tax benefit relative to such write downs which will be realized for income tax purposes upon future sale or disposition of the securities. There was also a decrease in the gain on sales of real estate in both 2001 and 2000 from 1999, because of less excess surface land being sold in the current years.

    General and administrative expenses were lower in 2001 than 2000, and also lower in 2000 than in 1999. The decreases in both cases reflect reduced fees paid to outside service providers during the current periods, somewhat offset by increased compensation. Also, expenses were higher in 1999 due to significant fees paid to outside service providers, particularly legal fees in connection with litigation resulting in the stock redemption referred to above which is described in more detail below and also fees paid to financial advisers and appraisers of the Company's real estate and mineral assets.

    As described in detail in Note (5) to the accompanying consolidated financial statements, income taxes were lower in 2001 than in 2000, but up significantly in 2000 over 1999. The decrease in the current year resulted primarily from reduced earnings before income taxes, while the increase in 2000 over 1999 resulted from increased earnings before income taxes in that year.

    Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of the continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however.
As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil do have an impact on the income of the Company, and at times it can be dramatic. The rise in the price of oil in the years under comparison contributed to increased revenue from that source, while a decrease in oil prices commencing in 2001 resulted in somewhat lower revenue from oil royalties in the most recent quarters.

Financial Condition - Liquidity and Capital Resources

    The financial condition of the Company continued very strong during 2001, as it was in 2000 and 1999. The liquidity of the Company continues to be high as is evidenced by a favorable ratio of current assets to current liabilities, and the fact that a significant portion of the Company's net worth is represented by liquid assets. During the first quarter of 2000, the Company consummated the resolution of litigation and other disputes with a former director and other stockholders as has been described in prior reports, pursuant to an Agreement of Settlement and Release executed by all parties, including the Company, on February 29, 2000. The terms of the settlement included the purchase by the Company of all stock of the Company owned by the plaintiffs totaling 97,231 shares for a purchase price of $33.50 per share (before giving effect to the stock dividend described hereafter which was distributed on February 13, 2001 to stockholders of record on January 29, 2001) or aggregate consideration of $3,257,238.50 which the Board of Directors of the Company, after careful consideration, concluded was a fair price under the circumstances based upon a review of the Company's financial condition and considering the costs and risks of continued litigation. The source of funds used were available liquid assets of the Company previously invested in U.S. Government agency obligations.
The liquidity of the Company was somewhat reduced as a result of this transaction, but overall the Company continues to enjoy very high liquidity, with current assets greatly exceeding current liabilities and a significant portion of its net worth still being represented by liquid assets.

    The Company has no bank debt or other lender liability outstanding and no significant other liabilities. There are no off balance sheet arrangements. In addition, since the Company has no significant amount of accounts receivable or accounts payable and thus minimal working capital needs, and has significant liquid assets, and there are no current known demands, commitments, contractual obligations, Management believes that liquidity should continue to be favorable and the financial condition of the Company strong. The only continuing commercial commitment is the operating lease for general office space of the Company as described in Note (6) of the accompanying consolidated financial statements.

    In addition to currently available liquid assets, the continued liquidity of the Company is affected by cash flows as is illustrated on the consolidated statement of cash flows in the accompanying consolidated financial statements, which illustrate that there was a net decrease in cash and cash equivalents in 2001 and 2000 and an increase in cash and cash equivalents in 1999.
The most significant component of the changes between the periods under comparison was the difference in cash provided by or used in investment activities; specifically, differences in the amount of proceeds from the sale of equity securities and purchase of equity securities during each such year, differences in the amount of proceeds from matured/called investment debt securities which were reinvested, and the purchase of a greater amount of other investments during the current years. Also contributing to the differences were reduced net earnings in 2001 compared to 2000, while net earnings in 2000 increased over 1999, partially offset by reduced income taxes in the current year. The lower net earnings in 2001 include certain impairment charges on equity securities described above which reduced earnings but did not reduce cash. Also, there were greater proceeds from sales of land in 1999 than in the subsequent two years, and the fluctuation in deferred oil lease bonus amounts also contributed to the variations in cash flows during the years under comparison. There was a significant cash expenditure in 2000 with respect to the treasury stock purchase described above, offset in that year by proceeds from the sale of investment debt securities. Cash used in the payment of dividends was approximately the same in the three years under comparison, even though there were fewer shares outstanding in 2000 and 2001 due to the redemption of treasury stock described above because the per share dividends paid in 2000 and 2001 were greater than in 1999. Additional cash was received by the Company in 2000 as proceeds from the exercise of stock options by a member of the Board of Directors who received options under the Director Non-Qualified Stock Option Plan approved by the stockholders in April of 1995.

    The Company has no specific commitment for material capital expenditures at the present time. Management does, however, continue to actively pursue other business opportunities which may result in a more productive deployment of its assets and ultimately increase earnings.
The Board has recently reviewed numerous possible acquisition possibilities of operating businesses with three such potential acquisitions being reviewed and declined in the past year as not suitable at the present time from a stockholder prospective. At this time Management is focused on aggressively pursuing development of the Company's oil and gas properties and to attempt to lease more of its mineral properties in order to generate more rental, bonus and royalty income, and is considering acquiring additional mineral properties or perhaps working interests in selected oil and gas operations. Two new oil and gas leases were in fact made in 1999, one in Pittsburg County, Oklahoma, and another in Sebastian County, Arkansas; three new oil and gas leases were made in 2000-one in San Jacinto County, Texas, and one in Sebastian County, Arkansas, and one in Craig County, Oklahoma; and one new oil and gas lease was made in 2001 on Company property in Arkansas and Oklahoma. As yet there has been no production under any of these leases but bonuses were received by the Company at the time each lease was entered into.

Accounting Policies, Recent Accounting Pronouncements, and Other
Accounting Matters

    A summary of significant accounting policies is contained in Note (1) to the accompanying consolidated financial statements. One example of a judgment made in applying a critical accounting policy is the impairment charge made relative to the decline in market value of certain securities that is deemed to be other than temporary as is referred to above and explained in detail in Note (1). There would be materially different reported results if different assumptions or conditions were to prevail. However, in the judgment of Management and the Board of Directors, the indicated charges were appropriate.

    A one share for one share stock dividend was distributed to stockholders in February of 2001. All per share and share data in the consolidated financial statements accompanying this report, and related notes, have been restated to reflect the stock dividend for all periods presented. Cash dividends totaling $0.875 per share were paid in 2001 and 2000 compared to $0.625 per share paid in 1999. While the Board of Directors had expressed the intention early in 2001 to continue paying the $0.25 per share quarterly dividend if the operating results and financial condition of the Company continued to justify it, the Board subsequently expressed a consensus that in subsequent quarters the Board might re-evaluate the quarterly dividend policy in light of possible needs to retain liquidity for potential acquisitions under consideration and for other possible areas of internal growth. In the fourth quarter of 2001 the Board declared a dividend for that quarter of $0.125 per share and explained that since total year to date earnings for that year were somewhat below total net earnings for the same period of the previous year, due in substantial part to a recent material decrease in energy prices, and in furtherance of the objective to retain liquidity for potential acquisitions under consideration and for other possible areas of internal growth, it would be advisable to reduce the quarterly dividend payment accordingly.

    Concerning quantitative and qualitative disclosures concerning market risk, the primary market risk exposures of the Company relate to changes in interest rates, changes in equity security prices, and changes in certain commodity prices. The Company's exposure to market risk for changes in interest rates relate solely to its fixed income portfolio which consists of U,.S. Government Agency securities. All such securities are held to maturity and have original maturities of less than one year. The
Company does not use derivative financial instruments to hedge interest rates on its fixed income investment securities. The Company's exposure to market risk for changes in equity security prices relates solely to its marketable equity investment portfolio which consists primarily of common stocks of domestic, publicly held enterprises. The Company's exposure to market risk for changes in commodity prices relates to changes in the prices of coal, oil and natural gas and the effect thereof on its royalties and rentals relating to coal deposits and mineral rights as discussed above.
The Company does not use derivative commodity instruments to hedge its commodity risk exposure.

    Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued by the Financial Accounting Standards Board (FASB) in June 1998. SFAS No. 133 standardizes the accounting for derivative instruments. Under that statement, entities are required to carry all derivative instruments in the statement of financial condition at fair value. The Company was required to adopt SFAS No. 133, as amended on January 1, 2001. The adoption of SFAS No. 133 did not impact the financial position or results of operation of the Company.

    In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled work force may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in in accordance with the provisions of SFAS
No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.
The Company is required to adopt SFAS No. 142 effective January 1, 2002.
The Company currently has no goodwill or significant other intangible assets.

    On October 3, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While this statement supersedes, SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, it retains many of the fundamental provisions of that statement. This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This statement is effective for fiscal years beginning after December 15, 2000, except in certain circumstances. The Company is required to adopt
SFAS No. 144 on January 1, 2002. The Company is currently reviewing what impact the provisions of this statement will have, if any, on its financial position and results of operations.

Forward-Looking Statements

    This report contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about the business segment in which the Company operates, Management's beliefs, and assumptions made by Management. These and other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. These statements are not guarantees of future performance and involve assumptions and certain risks and uncertainties that are difficult to predict, such as future changes in energy prices, including fluctuations in prevailing prices for oil and gas, the Company's ability to participate in or co-venture successful exploration or production of natural resources (such as oil, gas, coal and other minerals) results of drilling and other exploration and development activities, uncertainties regarding future political, economic, regulatory, fiscal, and tax policies and practices as well as assumptions concerning a relatively stable national economy, and the absence of a major disruption such as a domestic act of terrorism. Therefore, actual outcomes and results may differ materially from what is expressed, implied, or forecast in such forward-looking statements. The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

                Market for Registrant's Common Equity


    The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:



                                               2001
                           _____________________________________________
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 16.00  $17.50      .00     .00       .25
2nd Quarter                15.30   17.50      .00     .00       .25

1st Quarter              $ 16.00  $17.50      .00     .00       .25
2nd Quarter                15.30   17.50      .00     .00       .25
3rd Quarter                16.50   16.50      .00     .00       .25
4th Quarter                16.80   18.00      .00     .00       .125

For Year                 $ 15.30  $18.00      .00     .00       .875

                                               2000
                           _____________________________________________
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 14.50   17.00      .00     .00    $  .00
2nd Quarter                14.50   16.50      .00     .00       .25
3rd Quarter                13.63   15.50      .00     .00       .00
4th Quarter                14.00   16.00      .00     .00       .625

For Year                 $ 13.63   17.00      .00     .00    $  .875