Form 10-K, Exhibit 13
period 2002-12-31
CENTRAL NATURAL RESOURCES INC
filed 2003-03-31
CIK 18605



                    SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December 31          2002           2001           2000
                                 _____________  _____________  _____________

Total operating revenue        $       613,391        769,099        741,489
Net Earnings                          (301,754)       246,296        856,581
Net Earnings per common share            (0.60)          0.49           1.58
Cash dividends per common share           0.40            .88           0.88
Total Assets                   $     7,502,008      8,039,160      8,584,503

<CAPTION
Years ended December 31          1999           1998
                                 _____________  _____________

Total operating revenue        $       615,875        590,173
Net Earnings                           651,010        517,419
Net Earnings per common share             0.92           0.73
Cash dividends per common share           0.63           0.25
Total Assets                   $    12,272,117     11,583,087

       MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                        & RESULTS OF OPERATIONS


Results of Operations

Total operating revenue was down substantially in 2002 from 2001 and up slightly in 2001 over 2000. The decrease in 2002 was due primarily to decreased revenues from oil and gas royalties which, in turn, was due to decreased production of oil and gas during the current periods under comparison, coupled with a slight decrease in average prices during the comparable periods. The increase in 2001 over 2000 was due to material increases in the price of oil and gas during the 2001 period over the prior period, coupled with increased production. As mentioned in prior reports, a lessee continues to expand drilling operations and has commenced production of coal bed methane gas from certain of the Company's coal properties located in Sebastian County, Arkansas, with some revenue from royalties from this operation received during the current fiscal periods under comparison. Commercial production, however, has only begun during the current fiscal year and the level of commercial production on an ongoing basis is uncertain at this time. Should production increase, and royalty revenue from this source increase, it still may very well be in the intermediate term before the Company realizes materially increased royalty income from the source. Further, the amount of revenue ultimately received from this source will be subject to the uncertainties of price fluctuations in the market price of natural gas.

The decrease in revenues from oil and gas royalties in the current year was partially offset by increases in revenue from oil and other mineral lease rentals and bonuses in 2002 over 2001. The increases in 2002 resulted from more leases being in effect with income recognizable during that period. Revenue from oil and other mineral lease rentals and bonuses was down in 2001 from 2000, because there were fewer new leases made with income recognizable in that period.

Non-operating income was down substantially in both 2002 from 2001 and 2001 from 2000. These decreases resulted from lower rates of return on temporary fixed income investments, reduced investment income resulting from reduced capital gains on sales of securities and the reduced size of the portfolio of fixed income investments during the current period. Additionally, as explained in detail in Note (2) to the accompanying Financial Statements, the Company recognized impairment charges in 2002 and 2001 reflecting write-downs in the carrying value of certain equity securities because decreases in current market values of those securities have been deemed by Management to be other than temporary. There was such a write-down in both 2002 and 2001, but none in 2000. There is a deferred tax benefit relative to such write-downs which is recognizable for income tax purposes upon future sales or disposition of the securities.

General and administrative expenses were higher in 2002 than 2001 due primarily to increased compensation associated with the engagement of a full time chief executive officer. General and administrative expenses were slightly lower in 2001 than 2000 due to reduced fees paid to outside service providers during 2001.

As described in Note (5) to the accompanying consolidated financial statements, the Company recorded an income tax benefit in 2002 versus an income tax expense in 2001, with the decrease in the current year's income taxes from 2001 due to a combination of lower operating income and the realization of losses on sales in equity securities.Income taxes were lower in 2001 than 2000 due to reduced earnings. Income tax benefits for 2002 includes receipt of a refund of state income taxes for prior years amounting to $70,093.

Net cash provided by operating activities increased for the year 2002 over 2001, and for 2001 over 2000. In addition, cash and cash equivalents increased in 2002 over 2001, but decreased in 2001 from 2000. Detailed cash flow analysis follows under Financial
Condition - Liquidity and Capital Resources below.

Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of the continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil and natural gas do have an impact on the income of the Company, and at times it can be dramatic. The fluctuation in the price of oil and gas in the years under comparison contributed to increased revenue from that source when prices increased, while the decrease in prices commencing in 2001 resulted in somewhat lower revenue from oil and gas royalties in the latter quarters of 2001 and early quarters of 2002.

Financial Condition - Liquidity and Capital Resources

The financial condition of the Company continued to be strong during 2002, as it was in 2001 and 2000. The liquidity of the Company continues to be high as is evidenced by a favorable ratio of current assets to current liabilities, and the fact that a significant portion of the Company's net worth continues to be represented by liquid assets. During the first quarter of 2000, the Company consummated the resolution of litigation and other disputes with a former director and other stockholders as has been described in prior reports, the terms of which included the purchase by the Company of all stock of the Company owned by the plaintiffs for aggregate consideration of $3,257,238.50 which the Board of Directors of the Company, after careful consideration, concluded was a fair price under the circumstances based upon review of the Company's financial condition and considering the costs and risks of continued litigation. The source of funds used were available liquid assets of the Company previously invested in U.S. Government agency obligations. The liquidity of the Company was somewhat reduced as a result of this transaction, but overall the Company continues to enjoy very high liquidity, with current assets greatly exceeding current liabilities and a significant portion of its net worth represented by liquid assets.

Due to the uncertain fixed income and equity market conditions in 2002, theCompany reduced its equity and longer-term fixed income positions in favor of shorter-term fixed income and cash positions. These activities resulted in a current tax benefit for the realization of equity losses which have been previously recorded as impairment charges for financial statement purposes, and more favorable cash positions for the company as described in Note (2) of the financial statements, the equity security portfolio had net unrealized gains on investment securities at the end of 2002.

Although as discussed above, the liquidity of the Company continues to be favorable, it is affected by cash flows. The Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements illustrate that there was a net increase in cash and cash equivalents in 2002, while there was a net decrease in cash and cash equivalents in 2001 and 2000.
Cash from operating activities increased in 2002 over 2001 and in 2001 over 2000. There was a net loss in 2002 compared to net earnings in both 2001 and 2000. The net loss in 2002 included certain impairment charges on equity securities described above which reduced earnings but did not reduce cash, while the amount of such impairment charges was lower in 2001 and did not occur in 2000. A significant component contributing to the increase in cash in 2002 was the net increase in cash provided by investing activities versus a use of cash for these purposes in 2001. Specifically, differences in the amount of proceeds from the sale of equity securities and purchase of equity securities during each such period, differences in the amount of proceeds from matured/called investment debt securities which were reinvested, and the purchase of a lesser amount of other investments in 2002 from 2001 and the purchase of a greater amount of such investments in 2001 from 2000. Additionally, in 2000, the increase in cash provided by investing activities was largely offset by a use of cash for the share repurchase mentioned earlier in this report. Another significant component of the changes between the periods under comparison was the difference in cash used in financing activities; specifically, differences in the amount of cash used in the payment of dividends, which was significantly less in 2002 than in either 2001 or 2000 due to a reduction in the amount of the quarterly dividend.

Contractual Obligations, Commitments and Off Balance-Sheet Arrangements

The Company continues to have no bank debt or other lender liability outstanding and no significant other liabilities. There are no off balance sheet arrangements. In addition, since the Company carries no inventory and has no significant amount of accounts receivable or accounts payable, its working capital needs are minimal, and since it has significant liquid assets, and there are no current known demands, commitmentsor contractual obligations, Management believes that liquidity should continue to be favorable and the financial condition of the Company strong. The only continuing commercial commitment is the operating lease for general office space of the Company. That lease requires annual payments through 2004 of approximately $10,000. The Company established new offices in 2002, and is presently located at 911 Main St., Suite
1710, Kansas City, MO, 64105. The phone number of (816) 842-2430 remains current.

Regarding material commitments for capital expenditures, as reported in prior filings, the Board of Directors authorized the Company to participate in an oil and gas exploration venture in East Texas.
The Board has authorized a capital expenditure of up to $250,000 for this project, approximately $150,135 of which has been paid through the close of fiscal year 2002. Development of this property is expected to begin in the near term and likely will require additional funds pursuant to Authorizations for Expenditures as discussed hereafter.

Subsequent to the close of the fiscal year 2002, the Board of Directors authorized the Company through a wholly owned subsidiary, to enter into a Purchase and Sale Agreement whereby the subsidiary acquired working interests in two producing oil and gas fields in South Texas for approximately $1,080,000, which amount has been paid by the subsidiary since the close of the 2002 fiscal year from funds provided by the Company from its liquid resources by means of capital contributions and loans to the subsidiary. With regard to this acquisition and the aforementioned oil and gas exploration project in East Texas, the subsidiary will be called upon, from time to time, to pay its pro-rata share of expenses and capital expenditures associated with the projects. Prior to capital expenditures being incurred on these properties, the subsidiary will be issued an Authorization for Expenditure (AFE) for review and approval by the project operator. Management believes that, based upon the subsidiary's current liquidity level and the expected future revenue from these ventures, sufficient financial resources will be available to meet any and all capital requirements required by these projects.

Other than these projects, the Company has no specific commitment for material capital expenditures at the present time. Management does, however, continue to actively pursue other business opportunities which may result in a more productive deployment of its assets and ultimately increase earnings, and in pursuit of that objective has focused on the possible acquisition of additional mineral properties or working interest in selected oil and gas operations. In addition, Management continues to aggressively pursue development of its currently owned oil and gas and coal properties and to attempt to lease more of its mineral properties in order to generate additional rental, bonus and royalty income. Three new oil and gas leases were made on Company property in 2002, two in Sebastian County, Arkansas and one in Pittsburg County, Oklahoma with production started on one of the leases in Sebastian County, Arkansas.
In 2001, one new oil and gas lease was made on Company property in Arkansas and Oklahoma and in 2000 three new oil and gas leases were made, one in San Jacinto County, Texas, one in Sebastian County,
Arkansas and one in Craig County, Oklahoma. As yet there has been no production under any of the leases made in 2001 or 2000 but bonuses were received by the Company at the time each lease was entered into, as was the case for leases made in 2002.

Accounting Policies, Recent Accounting Pronouncements and Other Matters

A summary of significant accounting policies was contained in Note (1) to the accompanying consolidated financial statements. One example of a judgment made in applying a critical accounting policy is the impairment charge made relative to the decline in market value of certain securities that is deemed to be other than temporary. There would be materially different reported results if different assumptions or conditions were to prevail. In the judgment of Management and the Board of Directors, the indicated charges were appropriate, however, they have taken note of the fact that the overall return of the portfolio since inception is positive. Another example of a judgment made in applying a critical accounting policy is the periodic review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting policy was also explained in Note (1), and has been applied in the past, for example, in downward adjustments to the carrying value of the Company's coal properties. However, this accounting policy does not permit an upward adjustment in such carrying values, when Management believes the current fair market value of an asset is greater than the carrying value on the balance sheet and in fact Management believes that this may be the case with respect to the carrying value of certain assets on the balance sheet carried at their historical cost.

A one share for one share stock dividend was distributed to stockholders in February of 2001. All per share data in the consolidated financial statements accompanying this report, and related notes, retroactively reflect the stock dividend for all periods presented. Cash dividends totaling of $0.40 per share were paid in 2002 compared to $0.875 per share paid in 2001 and 2000. While the Board of Directors had expressed the intention early in 2001 to continue paying a $0.25 per share quarterly dividend if the operating results and financial condition of the Company continued to justify it, the Board subsequently expressed a consensus that in subsequent quarters the Board might reevaluate the quarterly dividend policy in light of possible needs to retain liquidity for potential acquisitions or other projects under consideration and for other possible areas of internal growth. In the fourth quarter of 2001, the Board declared a dividend for that quarter of $0.125 per share and explained that since total year to date earnings for that year were somewhat below total net earnings for the same period of the previous year, due in substantial part to a recent decrease in energy prices, and in furtherance of the objective to retain liquidity for potential acquisitions under consideration and for other possible areas of internal growth, it would be advisable to reduce the quarterly dividend payment accordingly. In the first quarter of 2002 and subsequent quarters, the Board reduced the dividend to $0.10per share because earnings were again down due in part to a continuation of lower energy prices and reduced production, and in light of the decision to acquire a working interest in oil and gas properties in Texas as described above.

Concerning quantitative and qualitative disclosures concerning market risk, the primary market risk exposures of the Company relate to changes in interest rates, changes in equity security prices and changes in certain commodity prices. The Company's exposure to market risk for changes in interest rates relate solely to its fixed income portfolio that consists of U.S. Government Agency securities. All such securities are held to maturity and have original maturities of less than one year. The Company does not use derivative financial instruments to hedge interest rates on its fixed income investment securities. The Company's exposure to market risk for changes in equity security prices relates solely to it marketable equity investment portfolio which consists primarily of common stocks of domestic, publicly held enterprises. The Company's exposure to market risk for changes in commodity prices relates to changes in the prices of coal, oil and natural gas and the effect thereof on its royalties and rentals relating to coal deposits and mineral rights as discussed above. The Company does not use derivative commodity instruments to hedge its commodity risk exposure.

On October 3, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While this statement supersedes, SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, it retains many of the fundamental provisions of that statement. This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring
Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS No. 144, on January 1, 2002. The adoption of SFAS No.144 had no impact on the Company's financial statements.

The Company is required to adopt SFAS No. 143, Accounting for Asset Retirement Obligations on January 1, 2003. The adoption of SFAS No.143 is not expected to have an impact on the Company's consolidated financial statements.

Forward-Looking Statements

This report contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about the business segment in which the Company operates, Management's beliefs, and assumptions made by Management. These and other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. These statements are not guarantees of future performance and involve assumptions and certain risks and uncertainties that are difficult to predict, such as future changes in energy prices, including fluctuations in prevailing prices for oil and gas, the Company's ability to participate in or co-venture successful exploration or production of natural resources (such as oil, gas, coal and other minerals), results of drilling and other exploration and development activities, uncertainties regarding future political, economic, regulatory, fiscal, and tax policies and practices as well as assumptions concerning a relatively stable national economy, and the absence of a major disruption such as a domestic act of terrorism or major international war. In addition, the company relies on professional and management services provided by third parties in certain of its operating activities. Therefore, actual outcomes and results may differ materially from what is expressed, implied, or forecast in such forward-looking statements. The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:



                                               2002
                           _____________________________________________
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 16.81   17.20      .00     .00    $  .10
2nd Quarter                16.00   17.50      .00     .00       .10
3rd Quarter                14.50   16.25      .00     .00       .10
4th Quarter                13.20   14.25      .00     .00       .10
                           ____________________________________________
For Year                 $ 13.20   17.20      .00     .00    $  .40

                                               2001
                           _____________________________________________
                               Bid              Asked          Dividends
                           Low     High      Low     High      Per Share
                           _____   _____     _____   _____     _________
1st Quarter              $ 16.00   17.50      .00     .00    $  .25
2nd Quarter                15.30   17.50      .00     .00       .25
3rd Quarter                16.50   16.50      .00     .00       .25
4th Quarter                16.80   18.00      .00     .00       .125
                           _____________________________________________
For Year                 $ 15.30   18.00      .00     .00    $  .875